Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2008	2007	2006	2005	2004

FIXED CHARGES:
Interest Expense	$46,707	$48,333	$47,593	$42,021	$43,097
Amortization of Debt Premium, Discount and Expense	450	562	578	821	426
Interest Component of Rentals	1,609	1,600	1,429	1,506	1,201

Total Fixed Charges	$48,766	$50,495	$49,600	$44,348	$44,724

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$117,843	$109,220	$96,014	$107,392	$100,915
Add:
Income Taxes	69,491	70,137	61,313	62,761	62,179
Total Fixed Charges	48,766	50,495	49,600	44,348	44,724

Total Earnings	$236,100	$229,852	$206,927	$214,501	$207,818

Ratio of Earnings to Fixed Charges	4.8	4.6	4.2	4.8	4.6